UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SECURITY NATIONAL FINANCIAL CORPORATION
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

814785309
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS George R. Quist and Shirley C. Quist Family Partnership, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
Class A common stock - 1,012,113 shares
Class C common stock -  520,572 shares (1)
                                (Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER Class A common stock - 1,012,113 shares Class C common stock - 520,572 shares
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012,113 shares of Class A common stock and 520,572 shares of Class C common stock (Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Class A common stock – 12.4% (2); Class C common stock – 39.2%
12	TYPE OF REPORTING PERSON PN

(1)
If the 4,957,828 shares of Class C common stock that the George R. Quist and Shirley C. Quist Family Partnership, Ltd. beneficially owns are converted into 495,783 shares of Class A common stock, the family partnership would become the beneficial owner of 1,550,176 shares of Class A common stock, or 13.8% of the outstanding Class A common shares.

(2)
Assumes that the 520,572 shares of Class C common stock that the George R. Quist and Shirley C. Quist Family Partnership, Ltd. beneficially owns are converted into 520,572 shares of Class A common stock, which would result in the family partnership becoming the beneficial owner of 1,532,685 shares of Class A common stock, or 12.4% of the outstanding Class A common shares.

Item 1.

	(a)	Name of Issuer

Security National Financial Corporation

	(b)	Address of Issuer's Principal Executive Offices

5300 South 360 West, Suite 250
Salt Lake City, Utah 84123

Item 2.

	(a)	Name of Persons Filing

George R. Quist and Shirley C. Quist Family Partnership, Ltd.

	(b)	Address of Principal Business Office or, if none, Residence

7 Wanderwood Way
Sandy, Utah 84092

	(c)	Citizenship or Place of Organization

Utah

	(d)	Title of Class of Securities

Class A Common Stock

	(e)	CUSIP Number

814785309

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	Broker or Dealer registered under Section 15 of the Act

(b)	Bank as defined in Section 3(a)(6) of the Act

(c)	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	An employee benefit plan, or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	A church plan that is excluded from the definition of an investment company under Section 3(6)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned as of December 31, 2014

George R. Quist and Shirley C. Quist Family Partnership, Ltd.

1,012,113 shares of Class A common stock
520,572 shares of Class C common stock
(Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

(b)	Percent of Class

Class A common stock – 12.4% (1)
Class C common stock – 39.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Class A common stock – 1,012,113 shares
Class C common stock – 520,572 shares (2)
(Class C common stock is convertible into Class A common stock at the ratio of one share of Class common stock to one share of Class A common stock)

(ii)	shared power to vote or to direct the vote:

-0-

(iii)	sole power to dispose or to direct the disposition of:

Class A common stock – 1,012,113 shares
Class C common stock – 520,572 shares

(iv)	shared power to dispose or to direct the disposition of:

-0-

(1)
Assumes that the 520,572 shares of Class C common stock that the George R. Quist and Shirley C. Quist Family Partnership, Ltd. beneficially owns are converted into 520,572 shares of Class A common stock, which would result in the family partnership becoming the beneficial owner of 1,532,685 shares of Class A common stock, or 12.4% of the outstanding shares of Class A common stock.

(2)	Each share of Class C common stock has ten votes. Thus, 520,572 shares of Class C common stock has 5,205,720 votes.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015	GEORGE R. QUIST AND SHIRLEY C. QUIST
FAMILY PARTNERSHIP, LTD

By: /s/ Scott M. Quist
Scott M. Quist
Managing General Partner